Filed by Petrohawk Energy Corporation

(Commission File No.: 000-25717)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: KCS Energy, Inc.

(Commission File No.: 001-13781)

This filing relates to the proposed merger between Petrohawk Energy Corporation (“Petrohawk”) and KCS Energy, Inc. (“KCS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of April 20, 2006, by and among Petrohawk, KCS, and Hawk Nest Corporation (the “Merger Agreement”). Petrohawk has filed the Merger Agreement with the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 2.1 to the Current Report on Form 8-K filed by Petrohawk on April 21, 2006.

On April 21, 2006 Petrohawk Energy Corporation and KCS Energy, Inc. hosted a joint investor conference call that was simultaneously webcast to discuss the proposed merger of Petrohawk and KCS. The transcript of the conference call is attached hereto.

Forward-Looking Statements:

This transcript contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, based on Petrohawk’s and KCS’s current expectations and include statements regarding planned capital expenditures (including the amount and nature thereof), timing for proposed acquisitions and divestitures, estimates of future production, statements regarding business plans and timing for drilling and exploration expenditures, the number of wells both companies anticipate drilling in 2006, the number and nature of potential drilling locations, future results of operations, quality and nature of the combined asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as “expects”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, “probable”, or “intends”, or stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved). Statements concerning oil and gas reserves also may be deemed to be forward looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those, reflected in the statements. These risks include, but are not limited to: the possibility that the companies may be unable to obtain stockholder or other approvals required for the acquisition; the possibility that problems may arise in the integration of the businesses of the two companies; the possibility that the acquisition may involve unexpected costs; the possibility the combined company may be unable to achieve cost-cutting objectives; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; inability to realize expected value from acquisitions, inability of our management team to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. Additional information on these and other factors which could affect either companies’ operations or financial results are included in the companies’ other reports on file with the United States Securities and Exchange Commission. Forward-looking statements are based on the estimates and opinions of both companies’ management at the time the statements are made. Neither Petrohawk nor KCS assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

Additional Information About the Transaction and Where to Find It:

Petrohawk and KCS will file materials relating to the transaction with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Petrohawk and KCS are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Petrohawk, KCS and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. The documents filed with the SEC by KCS may be obtained free of charge from KCS’s website at www.kcsenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

Petrohawk, KCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and KCS in favor of the acquisition. Information about the executive officers and directors of Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available. Information about the executive officers and directors of KCS and Petrohawk and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement-prospectus relating to the acquisition when it becomes available.

PETROHAWK ENERGY CORPORATION

Moderator: Floyd Wilson

April 21, 2006

8:00 am CT

Operator:	Good morning my name is Carlisa. And I will be your conference operator today. At this time I would like to welcome everyone to the Petrohawk Energy and KCS Energy Merger Conference Call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad. At this time I would like to turn the call over to Mr. Floyd Wilson, CEO of Petrohawk and Mr. Jim Christmas, CEO of KCS Energy. Sir you may begin your conference.

Floyd Wilson:	Thank you. Good morning and welcome to this exciting morning for me. We’re here today to introduce a new E&P company to you created through the marriage of two highly successful energy companies. Please refer to our joint press release dated today for cautionary language concerning forward looking statements.

The combination of these two highly concentrated, highly complimentary assets bases results in a new Petrohawk with approximately 1 Tcfe of mainly natural gas reserves with over 2 Tcfe of additional resource potential. And this does not include exploratory upside. We intend to aggressively pursue both development and exploratory targets with a combined capital budget of over $500 million in 2006 alone.

Combined production for the entity is just under 300 million gas equivalents per day, over 80% natural gas. This transaction positions us among the top tier of independent U.S. E&P companies in terms of proved reserves and enterprise value which today would be approximately $3.7 billion. Not only that but this creates one of the most concentrated property portfolios in the mid or large cap space.

This transaction also brings together more than just assets. KCS is a tremendous operator with an enviable record of organic growth. Petrohawk has grown rapidly and accretively mainly via transactions over the past two years. I expect these two successful styles to be highly complimentary. Another important factor of course is people.

Jim Christmas has agreed to continue to play a key role in the company. He will have the title of Vice Chairman. Bill Hahne who many of you know will become our Chief Operating Officer. And we feel like the talented staff at KCS will greatly enhance our ability to pursue growth targets from within the combined property portfolios.

Our largest asset at both Petrohawk and KCS currently is each company’s respective position at Elm Grove and Caspiana fields in North Louisiana. This business combination results in a premier asset in North Louisiana, one which has tremendous growth potential. Additionally our 3D driven programs in South Texas have been very successful and will continue to be a key focus of the combined company. I’ll turn this over to my new partner, Jim Christmas now for some comments.

Jim Christmas:	Thanks very much Floyd. We at KCS are truly excited about the combination of these two fine, fast growing companies and the added value that we think it brings to shareholders of both companies today. Sometimes you are able to bring about a combination of two companies of such similar size especially where you’ve got such a great property fit and such complimentary skill sets.

As Floyd says Petrohawk has grown rapidly and went through a series of strategic acquisitions, KCS has grown rapidly by drilling wells. Over the last four years we’ve drilled 454 wells with about a 92% success rate. We’ve been increasing reserves since 2002 at better than 30% annually 95% of which was through the drill bit.

In each year we’ve been drilling an increasing number of wells. This year KCS had originally planned to drill something between 215 and 220 wells with a $315 million capital budget and that could be as many as 230 to 240 wells. This program is also a great start at KCS. In fact if you look at the combined companies, the two companies in the first quarter drilled 123 wells and currently have 25 rigs running so it’s a very active program and an early start to it for both companies.

A substantial portion of our growth and our planned drilling activity has been in North Louisiana where we’ve been extremely active as Floyd had indicated especially in the Elm Grove and Caspiana areas. Since we started our program there we’ve drilled 150 wells, all successful. We’ve increased gross operated production in that Elm Grove/Caspiana complex from about six million a day when we started to over 80 million a day currently.

KCS alone had originally planned to drill something in excess of 75 wells in the areas this year. Currently we have four rigs running in the field. And after this year we had over 500 identified potential locations. When you combine that with Petrohawk’s recently acquired acreage in this area and probably and importantly the three additional drilling rigs they’ll bring to the area, you can see some of the significant advantages to the overall growth potential that will result.

Beyond Elm Grove, if I just stay in North Louisiana for a minute, we’ve got another exciting area that we’re only just beginning to explore in the same type of play as Elm Grove and that’s our Terryville field. We’ve assembled a very significant acreage position in fact larger than our holdings in the Elm Grove area. We’ve drilled seven wells in that field last year, all successful, plan to drill about 31 wells there this year, and have two rigs running full time.

We’d anticipate ramping that up next year similar to the way we’ve ramped up the program in Elm Grove. So we’ve gone from seven wells to 31 to probably something in the 50 plus wells neighborhood next year. Just drilled our best well in the field to date that came out in an initial rate of 4.6 Mmcfe per day. And we think this is a – this field is one that has the potential to become another Elm Grove type field with years and years of drilling activity.

When you look at it combining not only the assets of the two companies but probably more importantly the skill sets of the two enterprises, it really results in a premier onshore E&P company with a significant asset base in a few core areas but even more importantly a very significant resource potential in those areas for development in the years to come. Floyd, I’d turn it back to you.

Floyd Wilson:	Thanks Jim. Again I’m really excited about the combined potential of these two great companies. We cataloged so far over 4,000 non-proved drilling locations over 900 proved drill locations. It’s an exciting place for me to be today. We’ll continue to pursue an aggressive and opportunistic hedging strategy as we have in the past.

We expect this transaction to close in three or four months or thereabouts. And I’ll say before the Q&A, this transaction fits our overall strategy perfectly, great assets with great up side and with great people. With that we’re ready for questions.

Operator:	At this time I would like to remind everyone, in order to ask a question press star one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from the line of Ron Mills.

Ron Mills:	Good morning guys. Congratulations to both of you. Question, Floyd can you just repeat – I missed one thing you said you had or cataloged. How many locations on the combined properties, 900 which are proved?

Floyd Wilson:	We’ve cataloged over 4,000 non-proved drilling locations and over 900 proved locations.

Ron Mills:	Okay. And in the press release you talked about 2 Tcf of additional reserve up side from resource potential plays. Does that 2 Tcf of upside, is that primarily concentrated in the North Louisiana fields including Elm Grove, Caspiana, and Terryville? Does it – and what else does that include? Does that include any of the potential up in Oklahoma?

Floyd Wilson:	It – we called this resource potential. We weren’t specifically saying resource play, Ron. There’s a significant portion of this non-proved up side in North Louisiana. I have to say there’s a significant portion in the other basins where we’re active as well particularly along the Gulf Coast above Texas and Louisiana. We’ve got almost nothing in there for the Woodford or Caney shale potential in the Arkoma Basin as yet. That’s an evolving play and we do have a significant component for our Jackfork prospect up in the Arkoma Basin.

Operator:	Your next question comes from the line of Lou Nardi with Harris Nesbitt.

Lou Nardi:	Thanks guys. It looks like the cash portion is going to be somewhere in the range of $450 to $500 million. Any thoughts yet on how you’re going to finance that?

Jim Christmas:	Yes Lou. We’ve got unwritten commitments for the balance of what needs to come through to the merger both to finance the cash piece and look at the existing debt that both companies have. So we’ve got the credit facilities lined up to accomplish that.

Lou Nardi:	Great. And I assume we feel that this constitutes a change of control on the KCS bonds?

Jim Christmas:	Yes.

Lou Nardi:	Thank you.

Operator:	Your next question comes from Joe Magner with Petrie Parkman.

Joe Magner:	Good morning, congratulations on the deal. I just wanted to I guess dig into a little more of the 4,000 drilling locations and the 2 T’s of resource potential. It just seems like sort of a valuation on approved basis and will probably get some people’s attention. Maybe if you could comment on, you know, how much of that resource potential you plan to tap into this year and maybe just comment in general on the valuation and sort of how you see the up side shaking out going forward and how you, you know, expect to tap into that with your CAPEX plan?

Floyd Wilson:	Sure and Joe, you know that we have always followed a pattern at Petrohawk of all of our transactions that involve good property. We don’t think you can get by in this business, you know, looking for bargains. What we saw in this – in the KCS property base is tremendous up side in both South Texas but more particularly in North Louisiana.

As Jim mentioned, their play at Terryville is early days but it certainly looks much like what they’ve accomplished at Elm Grove. More than a third of the combined budget will go towards non-proved activities for this year. And, you know, with 25 rigs running, we fully expect to, you know, post excellent results. I should point out also Joe that you noted that the price was, you know, a good price. On a revenue basis or a per producing Mcfe basis it’s a very attractive transaction for us.

Joe Magner:	Yes I agree with the property quality. It seems like a great combined fit. And I think you made a comment last week at IPAA that things are pretty quiet around Petrohawk these days. I’d hate to see how active things get when they really get cranked up but again congratulations on the deal. Thanks.

Operator:	Your next question comes from Andrew O’Conor with Wells Capital Management.

Andrew O’Conor:	Morning, Floyd, Jim congratulations.

Floyd Wilson:	Thank you.

Andrew O’Conor:	I may have missed this. Do the two companies have a working relationship prior to the merger? And if so, where?

Floyd Wilson:	The relationship has mainly been us being jealous of the assets that Jim has been drilling and growing his company organically with. We’ve been competitors in a few acreage bids and a few acquisition style opportunities. And we jointly operate and drill together in South Texas so we know their technical staff quite well. Bill Hahne is here today in the room with us. And we’ve known Bill of course for years and have had, you know, have really grown to respect their talents.

Andrew O’Conor:	Okay and then it’s early but at this point would – is there any consideration for potential divestiture of certain assets that might not be considered poor or strategic to the combined portfolio?

Floyd Wilson:	Yes clearly there will be significant divestments planned being put together. And it will be something we would hope to transact during this year. I hate to quantify too much but there’s at least 40 or 50 Bcfe that we feel would be a good property but great divestments in the overall positioning of the company.

Andrew O’Conor:	Okay that’s all we have. Good luck guys.

Operator:	Your next question comes from Chris Casey of Sutton Brook.

Chris Casey:	Hey good morning Floyd and Jim, congratulations. Two questions if I could, first on the hedging profile of the new company. Can you give us an idea of pro forma? What the hedging profile will look like? And will you entertain more hedging to kind of lock in cash costs here?

Floyd Wilson:	Yes. As you know the future situation right now is very robust and has recently come up. I believe that Jim has been adding a few hedges here recently. I’ll let him speak to that. At Petrohawk we have been trending towards 50 to 60% hedged in the near year so in ‘06 we’re about a little over 50%. And we’re trending towards being a little over 50% for ‘07. And we’re just going to start layering in some hedges for ‘08 which we haven’t done too much of just yet.

Chris Casey:	Okay.

Floyd Wilson:	I would expect the combined company to have a similar profile and Jim maybe make a comment about what they’ve been doing.

Jim Christmas:	Sure I think that – I would agree that I think that is where we want to trend to. Where KCS probably has oh 30, 35% of the second and third quarters of this year hedged and probably about 15% of the fourth quarter and a little bit less than that or quite a bit less than that in ‘07. We have been adding some hedges here, you know, while the front of the script doesn’t look very attractive.

When you look at the ‘07 strip at $10.90 something yesterday and the ‘08 strip in the high $9’s it’s clearly a great time to do that. We did put a collar for example the other day on first quarter of ‘07 with a $9 floor in an $18.50 cap so there’s a lot of leverage in the collars right now. So we’re clearly continuing to look at opportunistically adding to that hedge position and doing it in a series of layers.

Chris Casey:	Great. And just a quick follow up. I’m just – and I’m reading the press release. This doesn’t appear to be shopped from the KCS perspective. Is that correct, Jim? Was this kind of just a friendly get together?

Jim Christmas:	I’d say Floyd and I have been talking on and off for a while.

Chris Casey:	Okay. Appreciate that, thanks.

Operator:	Your next question comes from Jack Aydin of Keybanc Capital Markets.

Jack Aydin:	Hi Jim.

Jim Christmas:	Good morning.

Jack Aydin:	Good morning. What is the break up fee if there is any?

Jim Christmas:	Forty-five million.

Jack Aydin:	Okay. Thanks talk to you later.

Jim Christmas:	Right.

Operator:	Your next question comes from the line of Leo Mariani of Jefferies & Company.

Leo Mariani:	Good morning. You know, clearly your asset base here seems like just a great fit between the two companies. I was wondering if you guys had quantified what you expect to be sort of synergies in the field associated with this transaction.

Floyd Wilson:	Well we’ve done a lot of that sort of work. Certainly in North Louisiana what KCS has accomplished there is far superior to where we could get any time soon so we’re certainly hoping that they’ll just take our share of properties there and run with them. In South Texas we both have very successful programs. We expect those to blend together quite nicely. Bill, do you have a comment on…

Bill Hahne:	Yes I sure do Floyd. You know, when you look at the property fit and that the really premier areas that it puts together in North Louisiana and South Texas and the fact that we’re going to be having initial capital budget of about $525 million. It’s really going to take the combined portions of everybody to execute that program and continue growing the production the way that we think we can. But, you know, the amount of things that we have to do really compel us to want to not look for synergies as much as ways that we can grow the company that’s been put together.

Jim Christmas:	Yes I think a lot of the synergies will come from the scale of our program. I think it’s going to allow the company to reap some additional benefits in it’s overall – in the overall program.

Leo Mariani:	Okay thank you very much guys.

Operator:	Your next question comes from David Duong of RBC Capital Market.

David Duong:	Hi, good morning gentlemen. Your CAPEX of $525 million, can you break that out as far as between exploration, exploitation, and development?

Floyd Wilson:	You know, we can nominally say that a little over a third of it is directed towards non-proved activities. We haven’t really put out quite that detailed information just yet but – and as we get closer to closing I feel like this budget will migrate towards, you know, the best opportunities that the combined group has to put forward. So at this time I would say a good third of it will go towards non-proved activities.

David Duong:	Great. And then you plan to finance the CAPEX with internal cash flow?

Jim Christmas:	Yes.

David Duong:	Okay thank you.

Operator:	Your next question comes from the line of David Khani of FBR.

David Khani:	Yes hello gentlemen. My questions are how fast do you think it’s going to take you to convert over or at least prove up the 4,000 locations to, you know, to sort of generate the value in the market place?

Floyd Wilson:	You know, Dave both of our companies have been pretty successful in securing drilling equipment and crews and what not to step up the programs. We expect to continue to try to do that. I think through the course of ‘06 and ‘07 we’re going to make major in roads in this opportunity and that we’re really excited about the combined cash flow and what we can, you know, what we can extend that on in this combined property set.

David Khani:	Is that – but is it like three years, four years, five years do you think to sort of to get there? Or is it – could it be quicker?

Jim Christmas:	Dave, it could be much quicker than certainly five years. You know how it goes. As you create success with the drill bit, you tend to really pour it on in those areas. And as I said the budget tends to migrate. I think Bill had a comment here that might be useful.

Bill Hahne:	You know, it’s fascinating the combined company is currently running 26 rigs, 10 of those in North Louisiana, 7 in the Gulf Coast and we’ll drill over 120 wells together in the first quarter. So there is a tremendous drilling array which allows us to put the number of operated rigs we have and the total number of rigs to get to a lot of those locations in a fairly short order.

David Khani:	Okay. And Bill, when you were looking at their Elm Grove acreage, was there, you know, we think we had a sense of what we thought the unbooked potential. But when you took a look at it, was there a bunch of things that you’d say that you saw more reserves than what Petrohawk? Because obviously Petrohawk just acquired didn’t have a lot of time of actually working it.

Bill Hahne:	You know it’s interesting. Floyd was talking about how they’ve watched us over the years. We’ve also watched them over the years and we’ve just been so impressed with the acquisitions that they’ve been able to do. And we also very much wanted those Elm Grove reserves. They out bid us by just a little bit.

I think that we probably saw some up side in areas that they didn’t and they probably saw some up side in areas that we didn’t. One of the things that we were really enticed by was the up side in re-completing wells in the Terryville – excuse me, in all the Elm Grove acreage that they purchased in that the fit of the two areas together is just tremendous. It’s really exciting to be able to put those properties together and see the synergies that we might create with them.

David Khani:	And do you see the combined entity essentially maybe moving around some rigs to maybe optimize the value creation?

Bill Hahne:	Absolutely. That’s going to be a first order of business is to try to figure out where we can make the most impact with those rigs to try to take the quo soothing rig that we have currently working and figure out where that can make the most impact in North Louisiana.

But in addition when you look at South Texas, we’re really drilling in exactly the same areas, the same counties, deals that are adjacent to each other and having this type of significant property base is going to allow us to tie up rigs for longer periods of time and to utilize them where they’ll make the most difference and just a premier combination in South Texas as well.

David Khani:	Okay great. Floyd, I think you mentioned and Jim mentioned maybe hedging out ‘07/’08 going up to maybe 50% on both those years. Is that kind of – you know – still the plan?

Floyd Wilson:	Dave, that’s the plan that Petrohawk has been under and as we get through closing we feel like the futures market looks good enough that we would intend to I think continue to step up the level of hedging.

David Khani:	Okay. And Shane, have you met with the rating agencies and got any comment from them?

Shane Bayless:	We’ve spoken to Moody’s this morning and we plan to speak with S&P right after this call and yes they’ll be issuing a note probably later this afternoon.

David Khani:	Okay. Great okay thank you with this gentlemen.

Shane Bayless:	You bet.

Operator:	Your next question comes from the line of David Heikkinen of Pickering Energy.

David Heikkinen:	Good morning. Floyd, first a question for you. We don’t know each other as well as I know Jim and Bill but when we have met I’ve always walked away thinking exit strategy for Petrohawk is to sell the company. Does this deal change your exit strategy at all?

Floyd Wilson:	Absolutely not. You talk – you think about this asset quality. What it does do is it gives us a great target to see what we can do to accelerate the development of the proved reserves and try to access some of this tremendous upside. But in a general sense, my thought is that our business is in continuous consolidation and it’s an appropriate trend and at some point in time we’ll probably be back in that side of the business.

David Heikkinen:	Yes, makes sense. The other thing, trying to understand how the stocks have performed again not being as familiar with Petrohawk. Since the, you know, bottom March 9, you know, both stocks were tracking pretty close together before. Hawk’s gone up 13%. KCS up 33%. Is there something operationally going on or can you give me a little bit of discussion around what you think the difference in performance is since you know both assets pretty well?

Floyd Wilson:	You know, we’ve had a great first quarter as had KCS. Drill bit results have been wonderful for both companies. I suspect I’m just not as good at telling the story as Jim and Bill are.

David Heikkinen:	Fair enough. You’ll have to keep Jim on board to do the marketing side.

Floyd Wilson:	Absolutely.

David Heikkinen:	The – one other question maybe for Bill. Looking at the drilling locations, 4,000 non-proved locations versus 2 Tcf of reserves, is that an un-risked location and a risk reserve trying to – because if you just do the simple math half of Bcf seems small relative to, you know, typical inventory of where you guys would be drilling on a net basis.

Bill Hahne:	David, those are both un-risked numbers. I mean just trying to project the – some of the different areas that we have in front of us. And the reason that that number comes out to somewhere around a half a Bcf that you’re quoting is just because of the working interest factor not because of the quality of location.

David Heikkinen:	Okay. So it’s a total location not a – so that makes more sense.

Bill Hahne:	It’s a gross location.

David Heikkinen:	Okay. And then can’t pass up an opportunity to ask you about the couple of wells in the Fayetteville Shale too Bill if you can – if you have any comments?

Bill Hahne:	You bet David. We – the two wells that we’ve drilled we’re currently working on pipeline connections and we’ll be testing probably in the next month and a half. We’re also planning I think in the next couple of weeks to start our first horizontal well not too far from one of the verticals that we drilled.

David Heikkinen:	Good stuff. I appreciate all the answers. Thanks guys.

Operator:	Your next question comes from the line of Irene Haas of Sanders Morris Harris.

Irene Haas:	Hi guys, congratulations. It looks like a really nice bunch of people getting together. My question is after the merger what’s the percentage of management ownership? You continue to list on NASDAQ and also you guys moving out of the Marathon Building?

Floyd Wilson:	Well we don’t know where the company will open – will reside, Irene. Jim and Bill office out in the Marathon Building in Houston. They’ve got a great staff and facility in Tulsa which will be maintained. We office downtown. We’ll just have to see how that all plays out. Management ownership, post deal for KCS fully diluted with about 6% of Petrohawk.

Jim Christmas:	And I think for KCS it was about 5.25, 5.5. We’re going to be in that 5.5 to 6%.

Irene Haas:	Thank you.

Operator:	Your next question comes from the line of Jeff Robertson of Lehman Brothers.

Jeff Robertson:	Thanks a lot of questions have been answered. But Jim I think you all or Bill you mentioned a 4.7 million a day well I think at Terryville. Can you talk a little bit about that well and is that a – do you think that’s an anomaly? Or is that – have you found something that’s different from the what looked like 1.5 plus or minus maybe 2 million a day wells you were drilling there before?

Jim Christmas:	You know, there is certainly some variation in initial rates in the Terryville field. And that clearly is the best well we’ve drilled to date. I’m not sure if it’s an anomaly. We had one other well – the LA Mineral well. It’s a very strong well also. We – we’re continuing to not only drill into a well but also to step out and we also are drilling some deeper wells to a sand that we hadn’t previously produced and we also have high hopes that those will add a higher rate and then higher reserves to blend into the general development we’re doing in the lower Cotton Valley. But it’s hard to say it’s an anomaly but it is a great well.

Jeff Robertson:	Are you continuing to expand your acreage position there Bill? Or have you got pretty much everything you can get at this point?

Bill Hahne:	We definitely are continuing to expand. But we have a very significant acreage position locked up. I think some of our last conference calls we talked about having over 70 sections and then we just bought 14 additional, interest in additional 14 sections in the recent acquisition that we just closed. So we have a huge position there and the – quite a bit of running room as we continue to step out there.

Jeff Robertson:	Okay thank you.

Operator:	Your next question comes from the line of Curtis Trimble of Sterne Agee.

Curtis Trimble:	Good morning. Just wanted to drill down a little bit on the cost side here. I noticed it looked like KCS was guiding towards a 73 cent number of lifting costs in ‘06 and how that was going to impact things going forward on a combined company basis? And then if you could just kind of outline the Arkoma acreage position and how it overlapped with what you’ve got up there Floyd as well?

Floyd Wilson:	You know, I’m not intimately familiar yet with the Arkoma acreage that KCS has. I don’t think we overlap there to any large extent. On the cost side, this transaction will allow us at Petrohawk to continue our process of aggressive divestment of a higher cost or a non-core properties taking our own cost structure down to our own target of 75 cents over time.

Curtis Trimble:	Good deal, appreciate it. Congratulations.

Operator:	Your next question comes from the line of Subash Chandra of Morgan Keegan.

(Kumanin Katramin):	Hi this is (Kumanin Katramin) for Subash. I actually had a question on the costs but I think that’s just been answered. My question was basically on where you see LOE’s sometime towards the end of the year and also if you could just refresh our memories on the divestment that you’ve got planned for your non-strategic assets.

Floyd Wilson:	Well as I mentioned earlier there will be at this stage which is early stage and we’ll have to really refine our plans. But I think there will be 40 to 50 Bcfe from the combined companies that will make nice divestment candidates. Frankly the divesting thing that we’ve already done at Petrohawk has been pretty aggressive and our focus is really going to be on, you know, really digging into these fields and keeping these rigs running.

(Kumanin Katramin):	Okay thank you.

Operator:	Your last question comes from the line of David Cohen of Loomis.

David Cohen:	Hi guys. I’m wondering if you can give me the cost to develop the PUDs? Hello.

Floyd Wilson:	I believe they’re in the $1.60, $1.70 range per Mcfe on a – for both companies there about.

David Cohen:	Okay thank you.

Floyd Wilson:	Listen I appreciate being here with Bill and Jim this morning. We’ve also got Shane and Steve Herod in the room. And we appreciate everybody that attended the call. We really look forward to executing this business combination and feel like it’s really going to be highly successful. Anything to add, Jim?

Jim Christmas:	No I think we’re just anxious to get going and move towards closing this and exploiting the combined asset base.

Floyd Wilson:	And with that, thanks to everyone and we’ll talk to you soon.

Operator:	This concludes today’s Petrohawk Energy Conference Call. You may now disconnect.

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